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EXHIBIT 20                   PRESS RELEASE DATED MARCH 29, 1999

Company Press Release -- Monday March 29, 8:31 am Eastern Time
SOURCE: Officeland Inc.
Officeland Inc. Completes Purchase of Eastern Equipment Brokers, Inc.

TORONTO, March 29 /PRNewswire/ -- Officeland Inc. (Nasdaq: OFLD - news, OFLDU - news) announced today that it has completed the acquisitions of all of the outstanding shares of EasternEquipment Brokers, Inc. ("EEB"), and all of the assets of Digital Document Solutions, Inc. ("DDS"), both of Bridgeport, Connecticut. EEB is a leading wholesaler and re-manufacturer of used photocopiers. DDS is engaged in the business of selling, leasing and servicing re-manufactured Xerox and Canon photocopiers. EEB and DDS have combined annual revenue of approximately $7.6 million. Officeland paid a combination of cash and Officeland's common shares for the outstanding capital stock of EEB and all of the assets of DDS.

Marvyn Budd, President of Officeland Inc., stated, "In addition to an immediate contribution of revenue and gross profits, these acquisitions provide Officeland with new sales channels plus additional sources of product, and also allow us to integrate within our family of companies a re-manufacturing capability that we currently outsource."

John O'Connor, President of EEB and DDS, added, "We are very pleased to join the Officeland group of companies. Officeland's extensive range of products and services combined with Officeland's diverse channels of distribution, including e-commerce, should ensure a dominant position in our industry."

Officeland Inc. is a leading reseller of used photocopiers in North America, selling to original equipment manufacturer (OEM) dealer networks, commercial, professional and institutional users, and other wholesalers of photocopiers. To facilitate both buying and selling used copiers the company maintains strategic relationships with Xerox, Ricoh, Canon, Konica, Minolta, and other major industry players.

Forward-looking statements and comments in this press release are made pursuant to the safe-harbor provisions of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, the prospects for the company to increase the level of sales and maintain profitability, are necessarily subject to risks and uncertainties, some of which are significant in scope and nature, including risks related to the demand for used photocopiers, competition, availability of capital and continuation of sales levels. These risks are further discussed in the periodic reports and registration statements filed by the company from time to time with the Securities and Exchange Commission.

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